Tidal ETF Services LLC
898 N. Broadway, Suite 2
Massapequa, New York 11758

November 7, 2018

Board of Trustees
Tidal ETF Trust
898 N. Broadway, Suite 2
Massapequa, New York 11758

To the Board of Trustees:

Tidal ETF Services LLC offers to purchase from Tidal ETF Trust (the “Trust”) 2,000 shares of beneficial interest of the Aware Ultra-Short Duration Enhanced Income ETF (the “Fund”), a series of the Trust, at a price of $50.00 per share for an aggregate purchase price of $100,000 cash, all such shares to be validly issued, fully paid, and non-assessable, upon issuance of such shares and receipt of said payment (the “Initial Shares”).

Tidal ETF Services LLC represents and warrants that the Initial Shares will be held for investment purposes and are not being purchased with any present intent of redeeming or selling the same; provided, however, that Tidal ETF Services LLC may redeem the Initial Shares immediately prior to the commencement of the public offering of Fund shares if it promptly purchases shares of the Fund of equal value in the secondary market.

Sincerely,

TIDAL ETF SERVICES LLC

/s/ Eric W. Falkeis
Eric W. Falkeis
Chief Executive Officer